Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

March 31, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 28, 2025 The Nasdaq Stock Market LLC (the "Exchange") received from UY Scuti Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


Units, each consisting of one ordinary share and one right

Ordinary Shares, par value $0.0001

Rights to receive one-fifth (1/5) of one Ordinary Share


We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi